Exhibit 8
PRESS RELEASE

Vector Capital Press Contact:	Aladdin Company Contact:
Erin Becker	Debbie Kaye
ebecker@BrunswickGroup.com	Corporate Communications Manager
415-293-8461	debbie.kaye@aladdin.com
646.468.0481

Aladdin Press Contact:
Matthew Zintel
Zintel Public Relations
Matthew.zintel@zintelpr.com
310.574.8888
FOR IMMEDIATE RELEASE
Aladdin Knowledge Systems Enters Into Merger Agreement with Vector Capital Affiliate
Aladdin Shareholders to Receive $11.50 per Share in Cash
Transaction Valued at $160 Million
TEL AVIV, ISRAEL AND SAN FRANSCISO, CA — January 12, 2009 — Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN) today announced that it has entered into a definitive merger agreement to be acquired by an investor group lead by Vector Capital, a leading private equity firm specializing in the technology industry, in a transaction valued at approximately $160 million.
Under the terms of the agreement, Aladdin shareholders will receive $11.50 per share in cash for each share of common stock they hold. This represents a premium of approximately 20% over Aladdin’s closing share price on January 9, 2009, the last trading day prior to today’s announcement, and a premium of approximately 64% over Aladdin’s closing share price on January 5, 2009, the last trading day prior to Aladdin’s announcement that it was in continuing discussions with Vector Capital regarding a possible strategic transaction.
“After extensive negotiations and careful and thorough analysis, conducted with our independent advisors, the Board has unanimously endorsed this transaction as in the best interests of the Company and our shareholders,” said Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems.
Commenting on the announcement, David Fishman, Partner, Vector Capital, said, “We are very excited about adding Aladdin to our portfolio of outstanding technology companies and believe that placing Aladdin’s DRM and Authentication assets under common management with those of our portfolio company, SafeNet Inc., a global leader in information security, makes considerable strategic sense and will greatly benefit all stakeholders. Aladdin is an exceptional company, with significant potential and a strong commitment to its employees, partners and customers worldwide. We understand Aladdin’s industry and business well, and look forward to working collaboratively to ensure a smooth and expeditious transition.”

The transaction is subject to certain closing conditions, including the approval of Aladdin’s shareholders, antitrust regulatory approvals, and the satisfaction of other customary closing conditions. Approximately 14% of Aladdin’s outstanding shares in the aggregate are held by an affiliate of Vector Capital, and Directors of Aladdin, including Mr. Margalit, have entered into a voting agreement for 19% of the outstanding shares pursuant to which they have agreed to vote all of their shares in favor of the transaction. There is no financing condition to consummate the transaction. The transaction is expected to close following the satisfaction of all closing conditions, which is anticipated to occur in the next two to three months. Wells Fargo Foothill, part of Wells Fargo & Company (NYSE:WFC), has committed to provide debt financing in support of the acquisition.
The transaction will be presented to Aladdin shareholders for approval at Aladdin’s Extraordinary General Meeting, which will be scheduled as soon as practicable.
About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 15 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improves productivity, and enables compliance. Visit www.Aladdin.com.
About Vector Capital
Vector Capital is a leading private equity firm specializing in spinouts, buyouts and recapitalizations of established technology businesses. Vector identifies and pursues these complex investments in both the private and public markets. Vector actively partners with management teams to devise and execute new financial and business strategies that materially improve the competitive standing of these businesses and enhance their value for employees, customers and shareholders. Among Vector’s notable investments are LANDesk Software, Savi Technology, SafeNet, Corel Corporation (Nasdaq: CREL), Precise Software Solutions, Printronix, Register.com, Tripos, WinZip and Watchguard Technologies. For more information, visit www.vectorcapital.com.
Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to the Company’s recent acquisitions of Athena Smartcards, SafeWord and EutronSec, including the failure to realize expected synergies, failure to effectively integrate these businesses into its business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape and other factors over which the company has little or no control. The completion of the Company’s announced merger with an affiliate of Vector Capital is subject to certain closing conditions, and the Company cannot be certain that these conditions will be satisfied or waived. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.
©2009 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logos are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.